UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PULMATRIX, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

74584P 103

(CUSIP Number)

Polaris Partners One Marina Park Drive, 10th Floor Boston, MA 02210	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74584P103

1.	Names of Reporting Persons. Polaris Venture Partners V, L.P. (“PVP V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

502,131 shares, of which (a) 346,819 shares are Common Stock and (b) 155,312 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which 76,999 are Series B Warrants and 78,313 are Common Warrants, except that (i) Polaris Venture Management Co. V, L.L.C. (“PVM V”), the general partner of PVP V, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM V, may be deemed to have shared power to vote these shares, and Terrance G. McGuire (“McGuire”), a member of the Issuer’s Board of Directors and a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

502,131 shares, of which (a) 346,819 shares are Common Stock and (b) 155,312 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which 76,999 are Series B Warrants and 78,313 are Common Warrants, except that (i) PVM V, the general partner of PVP V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 502,131
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5%[1]
14.	Type of Reporting Person (See Instructions) PN

[1]

Based on 19,779,872 shares of the Issuer’s Common Stock outstanding as of July 8, 2019 and as adjusted to reflect an additional 155,312 shares of Common Stock that would be outstanding following the exercise of the warrants beneficially owned by the Reporting Person and reported in the rows above.

CUSIP No. 74584P103

1.	Names of Reporting Persons. Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

9,801 shares, of which (a) 6,773 shares are Common Stock and (b) 3,028 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which 1,501 are Series B Warrants and 1,527 are Common Warrants, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

9,801 shares, of which (a) 6,773 shares are Common Stock and (b) 3,028 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which 1,501 are Series B Warrants and 1,527 are Common Warrants, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,801
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%[2]
14.	Type of Reporting Person (See Instructions) PN

[2]

Based on 19,627,588 shares of the Issuer’s Common Stock outstanding as of July 8, 2019 and as adjusted to reflect an additional 3,028 shares of Common Stock that would be outstanding following the exercise of the warrants beneficially owned by the Reporting Person and reported in the rows above.

CUSIP No. 74584P103

1.	Names of Reporting Persons. Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

3,453 shares, of which (a) 2,388 shares are Common Stock and (b) 1,065 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which 528 are Series B Warrants and 537 are Common Warrants, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

3,453 shares, of which (a) 2,388 shares are Common Stock and (b) 1,065 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which 528 are Series B Warrants and 537 are Common Warrants, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,453
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%[3]
14.	Type of Reporting Person (See Instructions) PN

[3]

Based on 19,625,625 shares of the Issuer’s Common Stock outstanding as of July 8, 2019 and as adjusted to reflect an additional 1,065 shares of Common Stock that would be outstanding following the exercise of the warrants beneficially owned by the Reporting Person and reported in the rows above.

CUSIP No. 74584P103

1.	Names of Reporting Persons. Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVPSFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

5,013 shares, of which (a) 3,459 shares are Common Stock and (b) 1,554 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which 770 are Series B Warrants and 784 are Common Warrants, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

5,013 shares, of which (a) 3,459 shares are Common Stock and (b) 1,554 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which 770 are Series B Warrants and 784 are Common Warrants, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,013
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%[4]
14.	Type of Reporting Person (See Instructions) PN

[4]

Based on 19,626,114 shares of the Issuer’s Common Stock outstanding as of July 8, 2019 and as adjusted to reflect an additional 1,554 shares of Common Stock that would be outstanding following the exercise of the warrants beneficially owned by the Reporting Person and reported in the rows above.

CUSIP No. 74584P103

1.	Names of Reporting Persons. Polaris Venture Management Co. V, L.L.C. (“PVM V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

520,398 shares, of which (a) 359,438 shares are Common Stock and (b) 160,959 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which (i) 346,819 shares of Common Stock and 155,312 warrants are directly owned by PVP V, of which 76,999 are Series B Warrants and 78,313 are Common Warrants, (ii) 6,773 shares of Common Stock and 3,028 warrants are directly owned by PVPE V, of which 1,501 are Series B Warrants and 1,527 are Common Warrants, (iii) 2,388 shares of Common Stock and 1,065 warrants are directly owned by PVPFF V, of which 528 are Series B Warrants and 537 are Common Warrants, and (iv) 3,459 shares of Common Stock and 1,554 warrants are directly owned by PVPSFF V, of which 770 are Series B Warrants and 784 are Common Warrants, except that Flint, a managing member of PVM V, the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have shared power to vote PVP V’s, PVPE V’s, PVPFF V’s and PVPSFF V’s shares (collectively, the “Fund V Shares”), and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

520,398 shares, of which (a) 359,438 shares are Common Stock and (b) 160,959 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which (i) 346,819 shares of Common Stock and 155,312 warrants are directly owned by PVP V, of which 76,999 are Series B Warrants and 78,313 are Common Warrants, (ii) 6,773 shares of Common Stock and 3,028 warrants are directly owned by PVPE V, of which 1,501 are Series B Warrants and 1,527 are Common Warrants, (iii) 2,388 shares of Common Stock and 1,065 warrants are directly owned by PVPFF V, of which 528 are Series B Warrants and 537 are Common Warrants, and (iv) 3,459 shares of Common Stock and 1,554 warrants are directly owned by PVPSFF V, of which 770 are Series B Warrants and 784 are Common Warrants, except that Flint, a managing member of PVM V, the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have shared power to dispose of the Fund V Shares, and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 520,398
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6%[5]
14.	Type of Reporting Person (See Instructions) OO

[5]

Based on 19,785,519 shares of the Issuer’s Common Stock outstanding as of July 8, 2019 and as adjusted to reflect an additional 160,959 shares of Common Stock that would be outstanding following the exercise of the warrants beneficially owned by each of PVP V, PVPE V, PVFF V and PVPSFFV and reported in the rows above.

CUSIP No. 74584P103

1.	Names of Reporting Persons. Polaris Venture Partners IV, L.P. (“PVP IV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

225,369 shares, of which (a) 155,668 shares are Common Stock and (b) 69,701 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which 34,556 are Series B Warrants and 35,145 are Common Warrants, except that (i) Polaris Venture Management Co. IV, L.L.C. (“PVM IV”), the general partner of PVP IV, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to vote these shares, and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

225,369 shares, of which (a) 155,668 shares are Common Stock and (b) 69,701 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which 34,556 are Series B Warrants and 35,145 are Common Warrants, except that (i) PVM IV, the general partner of PVP IV, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM IV, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 225,369
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%[6]
14.	Type of Reporting Person (See Instructions) PN

[6]

Based on 19,694,261 shares of the Issuer’s Common Stock outstanding as of July 8, 2019 and as adjusted to reflect an additional 69,701 shares of Common Stock that would be outstanding following the exercise of the warrants beneficially owned by the Reporting Person and reported in the rows above.

CUSIP No. 74584P103

1.	Names of Reporting Persons. Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. (“PVPE IV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

4,225 shares, of which (a) 2,918 shares are Common Stock and (b) 1,307 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which 648 are Series B Warrants and 659 are Common Warrants, except that (i) PVM IV, the general partner of PVPE IV, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to vote these shares, and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

4,225 shares, of which (a) 2,918 shares are Common Stock and (b) 1,307 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days, of which 648 are Series B Warrants and 659 are Common Warrants, except that (i) PVM IV, the general partner of PVPE IV, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM IV, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,225
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%[7]
14.	Type of Reporting Person (See Instructions) PN

[7]

Based on 19,625,867 shares of the Issuer’s Common Stock outstanding as of July 8, 2019 and as adjusted to reflect an additional 1,307 shares of Common Stock that would be outstanding following the exercise of the warrants beneficially owned by the Reporting Person and reported in the rows above.

CUSIP No. 74584P103

1.	Names of Reporting Persons. Polaris Venture Management Co. IV, L.L.C. (“PVM IV”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

229,594 shares, of which (a) 158,586 shares are Common Stock and (b) 71,008 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of which (i) 155,668 shares of Common stock and 69,701 warrants are directly owned by PVP IV, of which 34,556 are Series B Warrants and 35,145 are Common Warrants, and (ii) 2,918 shares of Common stock and 1,307 warrants are directly owned by PVPE IV of which 648 are Series B Warrants and 659 are Common Warrants, except that Flint, a managing member of PVM IV, the general partner of each of PVP IV and PVPE IV, may be deemed to have shared power to vote PVP IV’s and PVPE IV’s shares (collectively, the “Fund IV Shares”), and McGuire, a member of the Issuer’s Board of Directors and a managing member of PVM IV, may be deemed to have shared power to vote the Fund IV Shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

229,594 shares, of which (a) 158,586 shares are Common Stock and (b) 71,008 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of which (i) 155,668 shares of Common stock and 69,701 warrants are directly owned by PVP IV, of which 34,556 are Series B Warrants and 35,145 are Common Warrants, and (ii) 2,918 shares of Common stock and 1,307 warrants are directly owned by PVPE IV of which 648 are Series B Warrants and 659 are Common Warrants, except that Flint, a managing member of PVM IV, the general partner of each of PVP IV and PVPE IV, may be deemed to have shared power to dispose of the Fund IV Shares, and McGuire, a member of the Issuer’s Board of directors and a managing member of PVM IV, may be deemed to have shared power to dispose of the Fund IV Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 229,594
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%[8]
14.	Type of Reporting Person (See Instructions) OO

[8]

Based on 19,695,568 shares of the Issuer’s Common Stock outstanding as of July 8, 2019 and as adjusted to reflect an additional 71,008 shares of Common Stock that would be outstanding following the exercise of the warrants beneficially owned by each of PVP IV and PVPE IV and reported in the rows above.

CUSIP No. 74584P103

1.	Names of Reporting Persons. Jonathan A. Flint
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

749,992 shares, of which (a) 518,025 shares are Common Stock and (b) 231,967 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of which of which (i) 346,819 shares of Common Stock and 155,312 warrants are directly owned by PVP V, of which 76,999 are Series B Warrants and 78,313 are Common Warrants, (ii) 6,773 shares of Common Stock and 3,028 warrants are directly owned by PVPE V, of which 1,501 are Series B Warrants and 1,527 are Common Warrants, (iii) 2,388 shares of Common Stock and 1,065 warrants are directly owned by PVPFF V, of which 528 are Series B Warrants and 537 are Common Warrants, (iv) 3,459 shares of Common Stock and 1,554 warrants are directly owned by PVPSFF V, of which 770 are Series B Warrants and 784 are Common Warrants, (v) 155,668 shares of Common stock and 69,701 warrants are directly owned by PVP IV, of which 34,556 are Series B Warrants and 35,145 are Common Warrants, and (vi) 2,918 shares of Common stock and 1,307 warrants are directly owned by PVPE IV of which 648 are Series B Warrants and 659 are Common Warrants, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote PVP V’s, PVPE V’s, PVPFF V’s and PVPSFF V’s shares (collectively, the “Fund V Shares”), PVM IV, as the general partner of PVP IV and PVPE IV, may be deemed to have sole power to vote PVP IV’s and PVPE IV’s shares (collectively, the “Fund IV Shares”), and McGuire, as a managing member of PVM V and PVM IV, may be deemed to have shared power to vote the Fund V Shares and the Fund IV Shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

749,992 shares, of which (a) 518,025 shares are Common Stock and (b) 231,967 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of which of which (i) 346,819 shares of Common Stock and 155,312 warrants are directly owned by PVP V, of which 76,999 are Series B Warrants and 78,313 are Common Warrants, (ii) 6,773 shares of Common Stock and 3,028 warrants are directly owned by PVPE V, of which 1,501 are Series B Warrants and 1,527 are Common Warrants, (iii) 2,388 shares of Common Stock and 1,065 warrants are directly owned by PVPFF V, of which 528 are Series B Warrants and 537 are Common Warrants, (iv) 3,459 shares of Common Stock and 1,554 warrants are directly owned by PVPSFF V, of which 770 are Series B Warrants and 784 are Common Warrants, (v) 155,668 shares of Common stock and 69,701 warrants are directly owned by PVP IV, of which 34,556 are Series B Warrants and 35,145 are Common Warrants, and (vi) 2,918 shares of Common stock and 1,307 warrants are directly owned by PVPE IV of which 648 are Series B Warrants and 659 are Common Warrants, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares, PVM IV, as the general partner of PVP IV and PVPE IV, may be deemed to have sole power to dispose of the Fund IV Shares, and McGuire, as a managing member of PVM V and PVM IV, may be deemed to have shared power to dispose of the Fund V Shares and the Fund IV Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 749,992
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%[9]
14.	Type of Reporting Person (See Instructions) IN

[9]

Based on 19,856,527 shares of the Issuer’s Common Stock outstanding as of July 8, 2019 and as adjusted to reflect an additional 231,967 shares of Common Stock that would be outstanding following the exercise of the warrants beneficially owned by each of PVP V, PVPE V, PVPFF V, PVPSFF V, PVP IV and PVPE IV and reported in the rows above.

CUSIP No. 74584P103

1.	Names of Reporting Persons. Terrance G. McGuire
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

760,851 shares, of which (a) 518,025 shares are Common Stock, (b) 231,967 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of which of which (i) 346,819 shares of Common Stock and 155,312 warrants are directly owned by PVP V, of which 76,999 are Series B Warrants and 78,313 are Common Warrants, (ii) 6,773 shares of Common Stock and 3,028 warrants are directly owned by PVPE V, of which 1,501 are Series B Warrants and 1,527 are Common Warrants, (iii) 2,388 shares of Common Stock and 1,065 warrants are directly owned by PVPFF V, of which 528 are Series B Warrants and 537 are Common Warrants, (iv) 3,459 shares of Common Stock and 1,554 warrants are directly owned by PVPSFF V, of which 770 are Series B Warrants and 784 are Common Warrants, (v) 155,668 shares of Common stock and 69,701 warrants are directly owned by PVP IV, of which 34,556 are Series B Warrants and 35,145 are Common Warrants, and (vi) 2,918 shares of Common stock and 1,307 warrants are directly owned by PVPE IV of which 648 are Series B Warrants and 659 are Common Warrants, and (c) 10,859 shares are directly owned by McGuire (all of which are options to purchase shares of Common Stock exercisable within 60 days of the date of July 8, 2019), except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote the Fund V Shares PVM IV, as the general partner of PVP IV and PVPE IV, may be deemed to have sole power to vote the Fund IV Shares, and Flint, as a managing member of PVM V and PVM IV, may be deemed to have shared power to vote the Fund V Shares and the Fund IV Shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

760,851 shares, of which (a) 518,025 shares are Common Stock, (b) 231,967 shares represent underlying Common Stock pursuant to warrants exercisable within 60 days of which of which (i) 346,819 shares of Common Stock and 155,312 warrants are directly owned by PVP V, of which 76,999 are Series B Warrants and 78,313 are Common Warrants, (ii) 6,773 shares of Common Stock and 3,028 warrants are directly owned by PVPE V, of which 1,501 are Series B Warrants and 1,527 are Common Warrants, (iii) 2,388 shares of Common Stock and 1,065 warrants are directly owned by PVPFF V, of which 528 are Series B Warrants and 537 are Common Warrants, (iv) 3,459 shares of Common Stock and 1,554 warrants are directly owned by PVPSFF V, of which 770 are Series B Warrants and 784 are Common Warrants, (v) 155,668 shares of Common stock and 69,701 warrants are directly owned by PVP IV, of which 34,556 are Series B Warrants and 35,145 are Common Warrants, and (vi) 2,918 shares of Common stock and 1,307 warrants are directly owned by PVPE IV of which 648 are Series B Warrants and 659 are Common Warrants, and (c) 10,859 shares are directly owned by McGuire (all of which are options to purchase shares of Common Stock exercisable within 60 days of July 8, 2019), except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares, PVM IV, as the general partner of PVP IV and PVPE IV, may be deemed to have sole power to dispose of the Fund IV Shares, and Flint, as a managing member of PVM V and PVM IV, may be deemed to have shared power to dispose of the Fund V Shares and the Fund IV Shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 760,851
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.8%[10]
14.	Type of Reporting Person (See Instructions) IN

[10]

Based on 19,859,245 shares of the Issuer’s Common Stock outstanding as of July 8, 2019 and as adjusted to reflect an additional 231,967 shares of Common Stock that would be outstanding following the exercise of the warrants beneficially owned by each of PVP V, PVPE V, PVPFF V, PVPSFF V, PVM V, PVP IV, PVPE IV and PVM IV and 10,859 shares of Common Stock that would be outstanding following the exercise of vested options (as of July 8, 2019) beneficially owned by McGuire and reported in the rows above.

CUSIP No. 74584P103

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the beneficial ownership of common stock, par value $0.0001 per share (the “Common Stock”), of Pulmatrix, Inc., a Delaware corporation (the “Issuer”), by the Reporting Persons. This Amendment No. 2 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on June 25, 2015, as amended by that certain Amendment No. 1 filed with the Securities and Exchange Commission on April 12, 2018 (the “Schedule 13D”). This Amendment No. 2 is being filed by PVP V, PVPE V, PVPFF V, PVPSFF V, PVM V, PVP IV, PVPE IV PVM IV, Flint and McGuire (collectively, the “Reporting Persons”) to report the fact that the Reporting Persons have ceased to be the beneficial owner of more than 5% of the class of securities. Except as amended or supplemented in this Amendment No. 2, all other information in the Schedule 13D is as set forth in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

The following Items of the Schedule 13D are hereby amended as follows:

Item 2. Identity and Background.

(c) Flint and McGuire are the managing members of PVM V and PVM IV and McGuire is also a director of the Issuer. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The agreement between the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

The principal business address of each of the Reporting Persons named in this Item 2 is c/o Polaris Partners, One Marina Park Drive, 10th Floor, Boston, Massachusetts, 02210.

Item 5. Interest in Securities of the Issuer.

The information below and reported in row 13 in each of the cover pages hereto is based on a total of 19,624,560 shares of Common Stock outstanding as of July 8, 2019 and reported by the Issuer.

(a) PVP V beneficially owns 346,819 shares of Common Stock and 155,312 warrants, of which 76,999 are Series B Warrants and 78,313 are Common Warrants, or approximately 2.5% of the Common Stock outstanding. PVPE V beneficially owns 6,773 shares of Common Stock and 3,028 warrants, of which 1,501 are Series B Warrants and 1,527 are Common Warrants or approximately 0.0% of the Common Stock outstanding. PVPFF V beneficially owns 2,388 shares of Common Stock and 1,065 warrants, of which 528 are Series B Warrants and 537 are Common Warrants, or approximately 0.0% of the Common Stock outstanding. PVPSFF V beneficially owns 3,459 shares of Common Stock and 1,554 warrants, of which 770 are Series B Warrants and 784 are Common Warrants, or approximately 0.0% of the Common Stock outstanding. PVP IV beneficially owns 155,668 shares of Common stock and 69,701 warrants, of which 34,556 are Series B Warrants and 35,145 are Common Warrants, or approximately 1.1% of the Common Stock outstanding. PVPE IV beneficially owns 2,918 shares of Common stock and 1,307 warrants, of which 648 are Series B Warrants and 659 are Common Warrants, or approximately 0.0% of the Common Stock outstanding. PVM V, as the general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to indirectly beneficially own the securities owned by each of PVP V, PVPE V, PVPFF V and PVPSFF V, respectively, or 2.6% of the Common Stock outstanding and PVM IV, as the general partner of each of PVP IV and PVPE IV, may be deemed to indirectly beneficially own the securities owned by each of PVP IV an PVPE IV, respectively, or 1.2% of the Common Stock outstanding. Each of Flint and McGuire, as the Managing Members of PVM V, may be deemed to indirectly beneficially own the securities owned by each of PVP V, PVPE V, PVPFF V and PVPSFF V, or 2.6% of the Common Stock outstanding, and as the Managing Members of PVM IV may be deemed to indirectly beneficially own the securities owned by each of PVP IV and PVPE IV, or 1.2% of the Common Stock outstanding. McGuire directly owns 10,859 options to purchase shares of Common Stock, vested within 60 days of July 8, 2019, or 0.0% of the Common Stock outstanding.

(c) ) Flint and McGuire are the managing members of PVM V and PVM IV and McGuire is a member of the Issuer’s Board of Directors.

(e) The Reporting Persons have ceased to be the beneficial owner of more than 5% of the class of securities due to dilution resulting from increases in the total number of shares of Common Stock outstanding.

CUSIP No. 74584P103

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On June 5, 2018, McGuire was granted an option to purchase up to 124,000 shares of the Issuer’s Common Stock, respectively, 25% of the shares subject to such option shall vest on the one-year anniversary of such grant and the remaining 75% of shares subject to this option vests in 36 equal monthly installments following the one-year anniversary of such grant. Such non-employee director compensation is more fully described in the Plan and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

CUSIP No. 74584P103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2019

POLARIS VENTURE PARTNERS V, L.P.

By: Polaris Venture Management Co. V, L.L.C.

By:	/s/ Harold Friedman
Name:	Harold Friedman
Title	Chief Financial Officer

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P.

By: Polaris Venture Management Co. V, L.L.C.

By:	/s/ Harold Friedman
Name:	Harold Friedman
Title	Chief Financial Officer

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.

By: Polaris Venture Management Co. V, L.L.C.

By:	/s/ Harold Friedman
Name:	Harold Friedman
Title	Chief Financial Officer

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.

By: Polaris Venture Management Co. V, L.L.C.

By:	/s/ Harold Friedman
Name:	Harold Friedman
Title	Chief Financial Officer

CUSIP No. 74584P103

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	/s/ Harold Friedman
Name:	Harold Friedman
Title	Chief Financial Officer

POLARIS VENTURE PARTNERS IV, L.P.

By: Polaris Venture Management Co. IV, L.L.C.

By:	/s/ Harold Friedman
Name:	Harold Friedman
Title	Chief Financial Officer

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND IV, L.P.

By: Polaris Venture Management Co. IV, L.L.C.

By:	/s/ Harold Friedman
Name:	Harold Friedman
Title	Chief Financial Officer

POLARIS VENTURE MANAGEMENT CO. IV, L.L.C.

By:	/s/ Harold Friedman
Name:	Harold Friedman
Title	Chief Financial Officer

JONATHAN A. FLINT

By:	*
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	*
Terrance G. McGuire

*By	/s/ Harold Friedman
Name: Harold Friedman
Attorney-in-Fact

[This Schedule 13D was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]